Exhibit 99.1

ELBIT IMAGING ANNOUNCES UPDATE REGARDING THE AGREEMENT TO SELL ITS PROJECT IN KOCHI, INDIA

Tel Aviv, Israel, April 1, 2019, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, further to its press release dated January 8,2019, that the Company has sold 50% of its stake in the SPVwhich holds a land plot in Kochi, India and received USD 0.72 million, i.e., 50% out of the total consideration of USD 1.4 million.. The remaining 50% will be paid to the Company in Q1 of 2020.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) land in India which is designated for sale (and which was initially designated for residential projects).

For Further Information:

Company Contact

Ron Hadassi

CEO and Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com